Prospectus Supplement filed pursuant to Rule 424(b)(3)

in connection with Registration Statement No. 333-115523

Incara Pharmaceuticals Corporation

Prospectus Supplement No. 3 dated June 25, 2004

(To Prospectus dated May 27, 2004)

61,560,000 shares of common stock

This Prospectus Supplement supplements information contained in that certain Prospectus, dated May 27, 2004, as amended or supplemented, relating to the offer and sale by the selling stockholders listed in the Prospectus of up to 61,560,000 shares of common stock of Incara Pharmaceuticals Corporation. This Prospectus Supplement is not complete without, and may not be delivered or used except in connection with, the original Prospectus.

Stock Split and Name Change

On June 25, 2004, we issued a press release to announce a 1-for-10 stock split and a change in our company’s name, both effective July 16, 2004. The following paragraphs are hereby added to the disclosure, to be inserted after the paragraph under the heading “Our Business” on page 11 of the Prospectus:

Research Triangle Park, N.C., June 25, 2004 – Incara Pharmaceuticals Corporation (OTC Bulletin Board: ICRA), announced today that its board of directors has authorized and its majority shareholder has approved a 1-for-10 reverse split of its common stock as part of a program of planned internal changes designed to streamline the company.

The reverse split will have a record date of July 6, 2004, and the common stock will begin trading on a split-adjusted basis as of July 7, 2004. The effective date for the reverse split will be July 16, 2004. As a result of the reverse split, every ten shares of common stock will be combined into one share of common stock. The reverse stock split affects all of the company’s common stock, preferred stock, stock options and warrants outstanding on the record date. The number of shares of common stock outstanding will be reduced from 139,365,867 to approximately 13,936,586 immediately following the reverse stock split. On a fully diluted basis, the number of shares will be reduced from 188,642,540 to approximately 18,864,254. The company will pay each stockholder cash for any fractional shares resulting from the combination.

The company also announced that it will change its name from “Incara Pharmaceuticals Corporation” to “Aeolus Pharmaceuticals, Inc.” effective July 16, 2004. Until such time, the company will continue to operate under the Incara name.

In addition to the split and name-change, as a further execution on the program of the planned internal changes, Incara expects in the near future to add several new members to its board of directors.

Investing in our common stock involves a high degree of risks. See “Risk Factors” beginning on page 3 of the original Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved our securities or determined that this prospectus is truthful or complete. It is illegal for anyone to tell you otherwise.

The date of this Prospectus Supplement No. 3 is June 25, 2004.